UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

UNITED CANNABIS CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

909747107
(CUSIP Number)

JULY 3, 2019
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☑  Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 909747107	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS
Chrystal Capital Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,500,000
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
1,500,000
	8	SHARED DISPOSITIVE POWER
3,750,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.76%
12	TYPE OF REPORTING PERSON
PN

CUSIP No. 909747107	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS
Kingsley Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,600,000
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
5,350,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,350,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.887%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 909747107	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS
James Innes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,500,000
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
5,250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.76%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 909747107	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS
Stephen Ford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,500,000
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER
5,250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.76%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 909747107	SCHEDULE 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS
Rachel Jean Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
100,000
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
100,000
	8	SHARED DISPOSITIVE POWER
5,250,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,350,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.887%
12	TYPE OF REPORTING PERSON
IN

CUSIP No. 909747107	SCHEDULE 13G	Page 7 of 11

Item 1.	(a)	Name of Issuer:

United Cannabis Corporation, a Colorado corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

301 Commercial Road, Unit D Golden, CO 80401

Item 2.	(a)	Name of Person Filing:

This statement is filed by Chrystal Capital Partners LLP, a limited liability partnership formed under the laws of the United Kingdom (“Chrystal Capital”), by its partners, Kingsley Wilson, James Innes, and Stephen Ford, and by the wife of Mr. Wilson, Rachel Jean Wilson. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

As the general partners of Chrystal Capital, Messrs. Wilson, Innes, and Ford may be deemed to beneficially own the Shares owned directly by Chrystal Capital. As husband and wife, Mr. and Mrs. Wilson may each be deemed to share beneficial ownership of the Shares beneficially owned, directly or indirectly, by the other person.

	(b)	Address of Principal Business Office:

The principal business address of each Reporting Person is:
48 Berkeley Square Mayfair, London, England W1J 5AX

	(c)	Citizenship:

The place of organization of Chrystal Capital and the citizenship of each of the other Reporting Persons is the United Kingdom.

	(d)	Title of Class of Securities:

Common stock ("Common Stock" or the “Shares”)

	(e)	CUSIP Number:

909747107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 909747107	SCHEDULE 13G	Page 8 of 11

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of the close of business on July 3, 2019, Chrystal Capital owned 1,500,000 Shares and provided notice that it intended to exercise an option granted by a shareholder of the Issuer to purchase 3,750,000 additional Shares within 60 days. In a separate transaction, Mrs. Wilson, the wife of Kingsley Wilson, acquired 100,000 Shares on or about July 15, 2019. As of the date hereof:

(i)	Chrystal Capital beneficially owned directly 1,500,000 Shares and indirectly 3,750,000 Shares;

(ii)	Mrs. Wilson beneficially owned directly 100,000 Shares;

(iii)	Messrs. Wilson, Innes, and Ford, as general partners of Chrystal Capital, may each be deemed the beneficial owner of Shares owned directly by Chrystal Capital (5,250,000 Shares).

(iv)	Mr. and Mrs. Wilson, as husband and wife, may each be deemed to beneficially own the Shares owned directly by Mrs. Wilson (100,000 Shares) and indirectly by Mr. Wilson as a partner of Chrystal Capital (5,250,000 Shares).

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b) Percent of Class:

The following percentages are based on 77,681,446 Shares outstanding as of May 14, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2019.

As of the date hereof, (i) Chrystal Capital and Messrs. Innes and Ford may be deemed to beneficially own approximately 6.76% of the outstanding Shares, and (ii) Mr. and Mrs. Wilson may be deemed to beneficially own approximately 6.887% of the outstanding Shares.

(c) Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

CUSIP No. 909747107	SCHEDULE 13G	Page 9 of 11

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 909747107	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to them set forth in this statement is true, complete, and correct.

Dated: July 15, 2019

Chrystal Capital Partners LLP

By	/s/ James Innes
James Innes, Partner

/s/ Kingsley Wilson
Kingsley Wilson

/s/ James Innes
James Innes

/s/ Stephen Ford
Stephen Ford

/s/ Rachel Jean Wilson
Rachel Jean Wilson

CUSIP No. 909747107	SCHEDULE 13G	Page 11 of 11

Exhibit 1

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of United Cannabis Corporation is filed on behalf of each of us.

Dated: July 15, 2019

Chrystal Capital Partners LLP

By	/s/ James Innes
James Innes, Partner

/s/ Kingsley Wilson
Kingsley Wilson

/s/ James Innes
James Innes

/s/ Stephen Ford
Stephen Ford

/s/ Rachel Jean Wilson
Rachel Jean Wilson

11